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                                                                    Exhibit 23.6


                           [John T. Boyd Letterhead]



October 31, 2000
File: 2817.002






Ladies and Gentlemen:

We consent to the use of our "Due Diligence Fuel Supply Review - Colstrip and Corette Generating Stations, Montana," Report No. 2817.002 dated September 1999 and an update letter dated June 22, 2000 (collectively, the "Report") in the Prospectus (including any amendments or supplements thereto) relating to the offering of 8.903% Pass-Through Certificates due 2020 of PPL Montana, LLC ("PPL Montana") constituting part of the registration statement on Form S-4 of PPL Montana (the "Prospectus"). In addition, we consent to the inclusion of the summary of the Report contained in the Prospectus.

We also hereby consent to the reference to us as experts under the heading "Independent Consultants" in the Prospectus.

Sincerely,


JOHN T. BOYD COMPANY

By:

/s/ Richard L. Bate
Richard L Bate
Vice President